February 5 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Lauren P. Nguyen

Re:	Pershing Gold Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed January 18, 2013
File No. 333-179073

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received on January 29, 2013 relating to the Registration Statement on Form S-1 filed January 18, 2012, as amended by Amendment No. 1 to the Registration Statement on Form S-1/A filed July 13, 2012, Amendment No. 2 filed October 3, 2012, Amendment No. 3 filed on December 11, 2012 and Amendment No. 4 filed on January 18, 2013 (the "Form S-1") by Pershing Gold Corporation f/k/a Sagebrush Gold, Ltd. (the “Company” or “Pershing”).

Prospectus Cover Page

1.
We note your disclosure in the first paragraph that Continental Resources Group, Inc. intends to “distribute such registered shares to its shareholders as part of its plan of liquidation.”  We also note that this registration statement registers the resale of certain shares of your common stock by certain identified selling stockholders.  Please revise the first paragraph and the prospectus throughout to remove any implication that Continental Resources Group, Inc. will be distributing registered shares.    Please revise to remove Continental Resources Group, Inc. as a selling stockholder and to name individually the Continental Resources Group, Inc. stockholders as selling stockholders.  For each selling stockholder, revise to include the information required by Item 507 of Regulation S-K.  For additional guidance related to entities and stockholder groups holding less than 1% of your common stock prior to the offering, refer to Questions 140.02 and 240.01 of the Regulation S-K Compliance & Disclosure Interpretations.  Please also revise the Selling Stockholders section on page 43 and Plan of Distribution section on page 47 accordingly.

Response:

The Company has revised the Form S-1 in accordance with the Staff’s Comment #1.

Executive Compensation, page 36

Agreements with Executive Officers, page 37

Adam Wasserman, page 37

2.	Please revise the second to last sentence so that the amounts and years presented reconcile with the information presented in the Summary Compensation Table on page 36.

Response:

The Company has revised the Form S-1 accordingly.

Outstanding Equity Awards at Fiscal Year-End, page 38

3.
We note that you have provided this information as of December 31, 2011.  Please update your disclosure to revise the introductory language to the table, as applicable, and to provide this information as of the end of your last completed fiscal year, i.e. December 31, 2012.  For example, we note that Mr. Alfers appears to have had outstanding stock and option awards at the end of your last completed fiscal year.  Please revise to provide all of the information required by Item 402(p) of Regulation S-K with respect to such awards.

Response:

The Company has revised the Form S-1 accordingly.

Director Compensation, page 39

4.
We note that in 2012 you paid certain compensation to two of your directors, namely Messrs. Honig and Rector.  Please revise this section to include a Director Compensation Table with associated footnote disclosure.  Refer to Item 402(r) of Regulation S-K.

Response:

The Company has revised the Form S-1 accordingly to include Mr. Honig’s compensation.  Mr. Rector’s compensation is included in the Executive Compensation Table, as a former officer and employee of the Company.

Plan of Distribution, page 47

5.
Please delete the last sentence of the first paragraph.  The selling stockholders who are the stockholders of Continental Resources Group, Inc. should be listed in the Selling Stockholders section on page 43.  Please also revise this section throughout as applicable.

Response:

The Company has revised the Form S-1 accordingly.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner

Harvey Kesner

cc:	Stephen Alfers Deborah Friedman, Esq.